United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Verizon Communications Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Verizon Communications Inc.

RE: The case to vote FOR Shareholder Proposal No. 5 (“Government requests to remove content”) on the 2023 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 5 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Shareholder Proposal No. 5 (“Government requests to remove content”) on the 2023 Proxy Ballot for Verizon Communications Inc. (“Verizon” or “Company”).

Summary

Shareholder Proposal No. 5 states:

Report on Government Take-Down Requests

RESOLVED: Shareholders request that Verizon Communications Inc. (“Company”) provide a report, published on the Company’s website and updated semi-annually – and omitting proprietary information and at reasonable cost – that specifies the Company’s policy in responding to requests to remove or take down content, or content-producing entities, from its platforms by the Executive Office of the President, Members of Congress, or any other agency or entity of the United States Government.

This report shall also include an itemized listing of such take-down requests, including the name and title of the official making the request; the nature and scope of the request; the date of the request; the outcome of the request; and a reason or rationale for the Company’s response, or lack thereof.

This report is necessary for Verizon shareholders because:

1.It is well-documented that the federal government, including the White House, has in recent years exerted considerable pressure on major technology companies to censor, on social media and other platforms, information that authorities do not want revealed to the American people.

2.Despite its protestations to the contrary, Verizon’s actions suggest the Company supports this censorship by proxy, and the agenda that is driving it.

3.Verizon’s internal policies underscore its commitment to this agenda. Its Transparency Reports, cited by the Board as a refutation of the need for the report called for here, are anything but transparent. Instead they highlight how little Verizon is willing to reveal about its interactions with government authorities in this area.

1.It is well-documented that the federal government, including the White House, has in recent years exerted considerable pressure on major technology companies to censor, on social media and on other platforms, information that authorities do not want revealed to the American people.

The New Civil Liberties Alliance (NCLA), party with the attorneys general of Missouri and Louisiana in a civil suit against the alleged censorship policies of the Biden administration, cited a “joint statement on discovery disputes” that “reveals scores of federal officials across at least eleven federal agencies have secretly communicated with social-media platforms to censor and suppress private speech federal officials disfavor.”1

1 New Civil Liberties Alliance, “NCLA Suit Uncovers Army of Federal Bureaucrats Coercing Social-Media Companies to Censor Speech,” Sep 1, 2022. See https://nclalegal.org/2022/09/ncla-suit-uncovers-army-of-federal-bureaucrats-coercing-social-media-companies-to-censor-speech/

“Discovery has unveiled an army of federal censorship bureaucrats,” NCLA reported, “including officials arrayed at the White House, HHS, DHS, CISA, the CDC, NIAID, the Office of the Surgeon General, the Census Bureau, the FDA, the FBI, the State Department, the Treasury Department, and the U.S. Election Assistance Commission.” They have “exerted tremendous pressure on social media companies,” resulting in “an unprecedented rise in censorship and suppression of free speech.”2

As National Legal and Policy Center Chairman Peter Flaherty has pointed out, the Supreme Court, in Bantam Books, Inc. v. Sullivan (1963), held that private entities may not engage in suppression of speech at the behest of government, as this has the same effect as direct government censorship.3

Covid Censorship

Yet the Biden administration has made no secret of its determination to do so, with the President, in July 2021, accusing social-media companies of “killing people” through failure to censor Covid “misinformation.”4

“We are in regular touch with these social media platforms,” then-White House press secretary Jen Psaki said at the time, revealing that the White House was tracking what it viewed as dangerous coronavirus misinformation and “flagging problematic posts to Facebook.”[5]

A day later, Psaki publicly pressured social media platforms to take faster action against what the administration perceived to be harmful posts, stating that those “banned from one platform” for providing “misinformation” should be banned from other platforms as well.[6]

2 Ibid.

3 Flaherty, Peter. “BlackRock Invests in Censorship,” Newsweek, October 7, 2022. See https://www.newsweek.com/blackrock-invests-censorship-opinion-1749235

4 “Biden: Social media platforms ‘killing people’ with misinfo,” Associated Press, July 16, 2021. See https://apnews.com/article/joe-biden-business-health-media-social-media-73ca875f1d1c04bc69108607d8499e3c

5 “NLPC Blasts Google, YouTube for Secrecy Over Gov’t Censorship Requests,” National Legal and Policy Center, Jun 1, 2022. See https://www.nlpc.org/corporate-integrity-project/nlpc-blasts-google-youtube-for-secrecy-over-govt-censorship-requests/

6 Olding, Rachel. “Psaki: COVID Deniers Banned From One Social Network Should Be Booted From Them All,” Daily Beast, July 16, 2021. See https://www.thedailybeast.com/white-house-says-social-media-users-booted-from-one-platform-for-covid-disinfo-should-be-blacklisted-on-all

Such federal government pressure, City Journal reported, played a role in numerous Twitter suspensions of “distinguished scientists” for tweeting and/or favorably citing various peer-reviewed studies on documented side effects of Covid vaccines.7

Most glaring was Twitter’s suspension of Alex Berenson, a former New York Times reporter and a “vaccine skeptic,” one day after President Biden’s inflammatory charge that social-media platforms were “killing people.” Three months after, according to a Twitter employee, the company was questioned at a White House meeting about “‘why Alex Berenson hasn’t been kicked off the platform.’”8

Ultimately, Berenson was reinstated, with Twitter acknowledging “that his tweets ‘should not have led’ to his suspension.”9

In another instance, said Paul Chesser, director of NLPC’s Corporate Integrity Project, “it’s clear that Google censored search results for the ‘Great Barrington Declaration,’ which opposed the prevailing and destructive COVID-19 policies pushed by the Biden administration, and which has now been signed by almost 1 million medical and health professionals.”10

Moreover, he charged, citing commentary in the Epoch Times,11 “Google almost certainly censored the Declaration at the behest of the NIH’s Francis Collins or Anthony Fauci or an ally of theirs, not because of any serious scientific rebuttal of the declaration, but because they were personally offended that their policies were being criticized and disproved.”12

This was confirmed, Phillip W. Magness and David Waugh wrote last December for the Independent Institute, by journalist Bari Weiss’s Twitter thread under what is now known as “The Twitter Files.”13

“Seeking to prop up Anthony Fauci and the lockdown policies he promoted in response to the COVID-19 pandemic,” they wrote, “Twitter (and other Big Tech companies) intentionally blacklisted, censored, suppressed, and targeted the GBD and its signers.”14

7 Arora, Rav. “Speech Reduction Act,” City Journal, September 1, 2022. See https://www.city-journal.org/article/speech-reduction-act

8 Ibid.

9 Ibid.

10 “NLPC Blasts Google, YouTube for Secrecy Over Gov’t Censorship Requests,” National Legal and Policy Center, June 1, 2022. See https://www.nlpc.org/corporate-integrity-project/nlpc-blasts-google-youtube-for-secrecy-over-govt-censorship-requests/.

11 Carlson, Jeff and Mahncke, Hans. “New Emails Reveal Evidence of Government Efforts to Suppress Free Speech,” The Epoch Times, December 28, 2021. See https://www.theepochtimes.com/new-emails-reveal-evidence-of-government-efforts-to-suppress-free-speech_4171310.html

12 “NLPC Blasts Google, YouTube for Secrecy Over Gov’t Censorship Requests,” National Legal and Policy Center, June 1, 2022. See https://www.nlpc.org/corporate-integrity-project/nlpc-blasts-google-youtube-for-secrecy-over-govt-censorship-requests/.

13 Magness, Phillip W. and Waugh, David. “Twitter Files Confirm Censorship of the Great Barrington Declaration,” Independent Institute, December 10, 2022. See https://www.independent.org/news/article.asp?id=14366

14 Ibid.

Fauci, in a court-ordered deposition in the lawsuit referenced above, “was caught in a lie about his direct personal involvement in the National Institutes of Health’s (NIH) efforts to smear and discredit the GBD’s authors as ‘fringe epidemiologists.’”15

“In many other cases,” City Journal reported, “social-media platforms have reprimanded scientists merely for asking questions about vaccines or for quoting peer-reviewed studies. But even more troubling than the platforms’ evident bias against dissent from the mainstream public-health narrative is the federal government’s attempt, as seen in Berenson’s case, to set the parameters for acceptable scientific debate.”16

Election Interference

“Prior to the 2020 election,” The Federalist’s Rachel Bovard wrote, “major tech companies ranging from Facebook to LinkedIn, Discord, and Verizon Media met monthly with the FBI and the Department of Homeland Security, among others, to discuss handling what they considered to be election misinformation. The platforms generated reports and ‘timely responses,’ including the removal of reported ‘misinformation,’ at the request of the government.”[17]

“Tech executives,” Bovard reported, “served on

government advisory committees and drafted a report to the DHS sub-agency, the Cybersecurity and Infrastructure Security Agency, urging it to be more far-reaching in its efforts to shape the ‘information ecosystem’ – that is, to be more aggressive in controlling the nature of what was said online as it related to ‘key democratic institutions, such as the courts, or by other sectors such as the financial system, or public health measures.’”[18]

Collaborators, Not Victims

Bovard, The Federalist’s senior tech reporter, emphasized that “the tech companies are not the victims, they are the collaborators” in the Biden administration’s “overt attempts to exert political control over public speech.”

“The government has always had an interest in controlling and coercing speech to suit the prevailing political interests of the powerful,” Bovard observed. “What is new, however, is the

15 Ibid.

16 Arora, Rav. “Speech Reduction Act.”

17 Bovard, Rachel. “Big Tech Isn’t A Victim In The Biden Regime’s Speech Crackdown, It’s An Eager Collaborator,” The Federalist, November 02, 2022. See https://thefederalist.com/2022/11/02/big-tech-isnt-a-victim-in-the-biden-regimes-speech-crackdown-its-an-eager-collaborator/

18 Ibid.

rise of globally powerful speech platforms” and “the willing role of the tech platforms themselves, who have been part of this project every step of the way.”19

And there are “wider ramifications than just speech,” Bovard added. “It wasn’t just the tech executives participating in public speech policing. Representatives from JPMorgan Chase attended a number of DHS meetings about federal efforts to censor disinformation on social media, suggesting a willingness of both the Biden administration and financial executives to pursue ‘de-banking’ as a means of punishment for wrongthink. Indeed, both JPMorgan Chase and PayPal”–headed by Verizon board member Dan Schulman–“have been actively pursuing such measures.”20

2.Despite its protestations to the contrary, Verizon’s actions suggest the Company supports this censorship by proxy, and the agenda that is driving it.

As noted above, Verizon was among the major tech companies to meet regularly with the FBI and DHS prior to the 2020 election, collaborating with the federal government to develop “timely responses” – including removal from their platforms – of what they together determined to be “election misinformation.”

As reported by Politico, Verizon “abruptly shut down” a “test run of one of Donald Trump’s most important voter-contact programs over the July 4, 2020 weekend, potentially costing the president millions of dollars in donations.”[21]

Two years later, Verizon ended a 17-year relationship with One America News Network, (OAN)[22] dropping the conservative outlet, “after relentless pressure from leftist organizations like Media Matters and Free Press, as well as Democrat politicians.”[23]

In 2021, Breitbart.com recounted, “Democratic Reps Anna Eshoo (D-CA) and Jerry McNerney (D-Calif.) wrote to the largest cable and satellite companies, including DirecTV, Verizon, Comcast, and Cox,” expressing concern about the role each distributor “‘plays in disseminating

19 Ibid.

20 Ibid.

21 Isenstadt, Alex and Hendel, John. “Corporate giants shut down Trump texting,” Politico, July 20, 2020. See https://www.politico.com/news/2020/07/20/trump-massive-texting-program-suspended-372302

22 “Black Leaders Demand Verizon Uncancel One America News,” National Center for Public Policy Research, August 9, 2022. See https://nationalcenter.org/ncppr/2022/08/09/black-leaders-demand-verizon-uncancel-one-america-news/

23 Bokhari, Allum. “Verizon Blacklists One America News Network Following Democrat Pressure,” Breitbart.com, July 26, 2022. See https://www.breitbart.com/tech/2022/07/26/verizon-blacklists-one-america-news-network-following-democrat-pressure/

misinformation to millions of [its] subscribers, and we write to you to request additional information about what actions [each distributor] is taking to address these issues.’”24

The letter “specifically targeted Fox News, Newsmax, and the One America News Network,” and concluded by asking what actions, if any, each distributor took “‘against a channel for using your platform to disseminate any disinformation’” and whether “‘you [are] planning to continue carrying Fox News, Newsmax, and OAN. . . both now and beyond any contract renewal date? If so, why?’”25

As Eshoo and McNerney were both members of the House Commerce Committee – which oversees the FCC and the National Telecommunications and Information Agency, both of which “have major regulatory power over cable companies”26 – “the implied message was clear: if the distributors did not drop conservative networks, the Democrats would push for punitive regulation.”27

Yet “Instead of fighting back against this intimidation, many of the telecom giants played along with the Democrats’ false narrative,” Breitbart observed. “Verizon’s corporate website now includes ‘A Guide to Misinformation,’ which gives instructions on how its users can complain to tech companies to demand censorship.”28

“Big telecom is acting like Big Tech, de-platforming and censoring conservatives,” said Rep. Elise Stefanik, R-NY. “This sort of bias is deeply concerning.”29

“The larger and woker a company gets, the more likely it will blacklist based on ideology,” Breitbart contended, pointing out that “Verizon is both one of the biggest and the wokest telecom companies. It gave $10 million to Black Lives Matter and made employees attend a particularly extreme corporate Critical Race Theory training.”30

“It tried to create its own media brand, Oath (later Verizon Media), which invested in left-wing social media sites such as Tumblr, pro-censorship tech sites like TechCrunch, which has repeatedly advocated for more tech censorship, and the far-left Huffington Post.”31

All of which calls into question Verizon’s claim that its deplatforming of OAN was a straightforward business decision,32 rather than a collaborative effort with government to censor

24 Ibid.

25 Bokhari, Allum. “Republicans Condemn Verizon, ‘Big Telecom’ for Entertaining Democrat Censorship Demands,” Breitbart.com, June 27, 2022. See https://www.breitbart.com/tech/2022/06/27/republicans-condemn-verizon-big-telecom-for-entertaining-democrat-censorship-demands/

26 Bokhari, Allum. “Pressure Mounts on Verizon to Reinstate One America News,” Breitbart.com, August 11, 2022. See https://www.breitbart.com/tech/2022/08/11/pressure-mounts-on-verizon-to-reinstate-one-america-news/

27 Bokhari, “Republicans Condemn Verizon.”

28 Ibid.

29 Ibid.

30 Ibid.

31 Ibid.

32 Hoft, Jim. “Verizon Leftists Drop OAN from Its Cable Channel Lineup – Leftists Cheer the News,” The Gateway Pundit, July 25, 2022. See https://www.thegatewaypundit.com/2022/07/verizon-leftists-drop-oan-cable-channel-lineup-leftists-cheer-news/rom speech in service to a shared ideological agenda, and in response to a lightly veiled threat from members of Congress who oversee the agencies with regulatory power over Verizon.

3.Verizon’s internal policies underscore its commitment to this agenda. Its Transparency Reports, cited by the Board as a refutation of the need for the report called for here, are anything but transparent. Instead they highlight how little Verizon is willing to reveal about its interactions with government authorities in this area.

The “particularly extreme corporate Critical Race Theory training” alluded to above was, according to City Journal contributing editor Christopher F. Rufo, an internal program launched by Verizon in 2020 “teaching that the United States is a fundamentally racist nation and promoting a variety of left-wing causes to employees.33

Citing documents he obtained from a whistleblower, Rufo wrote in 2021, that Verizon “has created an extensive race reeducation program based on the core tenets of critical race theory, including ‘systemic racism,’ ‘white fragility,’ and ‘intersectionality.’”[34]

“Verizon diversity trainers,” he explained, “instruct employees to deconstruct their racial and sexual identities and, according to their position on the ‘privilege’ hierarchy, embark on a lifelong ‘anti-racism journey.’ Employees are asked to list their ‘race, ethnicity, gender, gender identity, religion, education, profession, and sexual orientation’ on an official company worksheet, then consider their status according to the theory of ‘intersectionality,’ a core component of critical race theory that reduces individuals to a network of identity categories, which determine whether they are an ‘oppressor’ or ‘oppressed.’”[35]

Racial posturing

In June 2020, in the wake of George Floyd’s death at the hands of Minneapolis police officer Derek Chauvin, CEO Hans Vestberg announced that Verizon would donate $10 million to various civil rights groups, including the NAACP Legal Defense and Educational Fund and the National Urban League.36

33 Rufo, Christopher F. “Critical Race Capitalism,” City Journal, August 25, 2021. See https://www.city-journal.org/article/critical-race-capitalism

34 Ibid.

35 Ibid.

36 Hardesty, Linda. “Verizon’s Vestberg gets emotional about racism,” Fierce Wireless, June 1, 2020. See https://www.fiercewireless.com/operators/editor-s-corner-verizon-s-vestberg-gets-emotional-about-racism

But was this largesse, and the following year’s “Critical Race Capitalism,” as City Journal termed Verizon’s race re-education program, indicative of a real commitment to racial equality? Or was it all merely a pander to the ideology of the political Left?

The answer might be found in the reaction of some 37 prominent black Americans affiliated with Project 21, “a network of black leaders and black organizations,” to Verizon’s de-platforming of One America News Network, an outlet that welcomes black conservative voices generally frozen out of mainstream media.

“By cancelling OAN, you are not just silencing conservative voices,” the group wrote in a letter to Vestberg. “You are silencing black voices.”[37]

This suggests that Vestberg’s posturing and Verizon’s “Race and Social Justice” initiative simply advance a particular ideological agenda, and suppress alternative points of view, which would be consistent with its cooperation in the government’s viewpoint-

based social media censorship efforts.

Dan Schulman

Further evidence of Verizon’s motivation in opposition to this proposal is its support for the reelection of Dan Schulman to the Board of Directors.

As President and CEO of PayPal, Schulman has led an aggressive de-banking effort against conservative individuals, organizations, and companies, refusing to process their payments and terminating their accounts, under the guise of combating hate and discrimination, or preventing the spread of misinformation.38

“These are entrepreneurs, writers, academics, activists,” writes Rupa Subramanya of The Free Press–“the very same people PayPal, whose mission is ‘democratizing financial services,’ was meant to empower.”39

Not to mention the League of Social Democrats, “one of Hong Kong’s last remaining pro-democracy activist groups,” which according to VOA News, “had its account with online payments processor PayPal terminated,” without warning, in September.40

37 “Black Leaders Demand Verizon Uncancel One America News,” National Center for Public Policy Research.

38 Rudgeair, Peter. “PayPal CEO Dan Schulman to Retire,” The Wall Street Journal, February 9, 2023. See https://www.wsj.com/articles/paypal-ceo-dan-schulman-to-retire-11675980618

39 Subramanya, Rupa. “What the Hell Happened to PayPal?” The Free Press, December 13, 2022. See https://www.thefp.com/p/what-the-hell-happened-to-paypal

40 Walker, Tommy. “PayPal Terminates Hong Kong Account of Pro-Democracy Group,” VOA, October 14, 2022. See https://www.voanews.com/a/paypal-terminates-hong-kong-account-of-pro-democracy-group/6789564.html

“We feel helpless and [that there is] not much we can do,” said Avery Ng, the group's former chairman, to VOA. “The political situation and pressure cause corporations to stop providing even basic normal services to opposition parties.”[41]

“PayPal is one of our key tools for online fundraising,” he said. “Their unexpected and unexplained decision hinders our effort to raise funds for our court cases in an already struggling environment.”[42]

Is this how Schulman “stand(s) up for social issues that are important,” and “do(es) the right things to help create a better world,” as he told an interviewer companies need to do?43 By de-banking a persecuted group standing up for human rights in Hong Kong against the brutal totalitarian communist Chinese regime?

Under Schulman, PayPal also slipped into the terms of its Acceptable Use Policy a system of fining users, up to $2,500, for spreading what PayPal subjectively determines to be “misinformation.”44 When an outcry ensued, it announced that the term was a mistake. But then it was quietly reinstated once the upheaval died down.45

“It’s hard for me to openly criticize a company I used to love and gave so much to,” PayPal’s former president David Marcus tweeted. “But @PayPal’s new AUP goes against everything I believe in. A private company now gets to decide to take your money if you say something they disagree with. Insanity.”46

Yet Verizon board members now urge that this high-profile purveyor of censorship be reelected to its Board of Directors.

Obfuscation, not transparency

In its recommendation to shareholders “that you vote AGAINST this proposal” the Board of Directors states:

41 Ibid.

42 Ibid.

43 Young, Toby. “Will I be PayPal’s downfall?” The Spectator, October 15, 2022. See https://www.spectator.co.uk/article/will-I-be-PayPals-downfall

44 Bokhari, Allum. “Woke Disaster: PayPal U-Turns on Plan to Fine Users $2,500 for ‘Misinformation’,” Breitbart.com, October 10, 2022. See https://www.breitbart.com/tech/2022/10/10/woke-disaster-paypal-u-turns-on-plan-to-fine-users-2500-for-misinformation/

45 “PayPal Straight Up Lied,” American Tribune, October 28, 2022. See https://theamericantribune.com/paypal-straight-up-lied-paypal-skewered-after-users-discover-infamous-2500-fine-still-in-terms-of-service/

46 Bokhari, “Woke Disaster.”

“Consistent with our commitment to protecting free expression, we carefully review and disclose demands to block or remove content, including demands from law enforcement entities in both the United States and other countries. As part of our efforts to provide clear and public disclosures about content-related demands from government entities and our processes for reviewing those demands, we publish Transparency Reports (https://www.verizon.com/about/investors/transparency-report) on a semi-annual basis that cover government demands received in the United States and in other countries. These public disclosures equip shareholders with the information they need to understand content-related demands that we receive.”47

This, however, is extremely misleading.

Each six-month Transparency Report begins: “Verizon’s transparency report presents the number of demands we received from law enforcement in the United States during” the time period covered – i.e., “the first half of 2021”, “the second half of 2022,” etc. And that is what the Transparency Reports cover: demands from law enforcement, for information related to legal matters, not demands, or pressure, from government entities concerned with policy, ideology, and the protection–or suppression–of free speech.48

Those matters are addressed in the Transparency Reports “Frequently Asked Questions” section – but only fleetingly, and in a way that is, again, extremely misleading:

“DOES VERIZON RECEIVE DEMANDS TO BLOCK CONTENT?”

“Although we have not received blocking demands in the United States, we have received such demands in a handful of other countries. This is detailed in our International Report. We do not receive demands from governments to remove content.”49 (Emphasis added.)

“DOES VERIZON RECEIVE REQUESTS TO SHUT DOWN OR RESTRICT ACCESS TO ITS NETWORK?”

“No, Verizon has not received government orders to shut down or restrict access to our services or communications networks. If we received such a request, we would evaluate its legality and proportionality and strive to minimize any impact on customers’ freedom of expression and human rights. Such incidents would be disclosed in our semi-annual Transparency Report, consistent with the requirements of applicable laws.”50 (Emphasis Added)

Clearly the Board is drawing a sharp distinction between government demands for content blocking and restriction of access, and government pressure to do so. That may satisfy the strict legal requirements the FAQ answer refers to; but it does not answer our proposal, which asks for reporting not of government demands or even government pressures –which are well-

47 Verizon. Proxy Statement 2023, Notice of Annual Meeting of Shareholders, Item 5: Government requests to remove content, “The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:” p. 66. See https://www.verizon.com/about/sites/default/files/2023-Proxy-Statement.pdf

48 Verizon Transparency Reports. See https://www.verizon.com/about/investors/transparency-report

49 Ibid.

50 Ibid.

documented in this report – but simply of government requests for take-down or blocking of content.

The Board’s unwillingness to provide that information to shareholders, and its refusal to regard the government pressures documented above as “demands,” suggest that – as contended above by The Federalist’s Rachel Bovard – Verizon is not a “victim” of government bullying, but a willing “collaborator” in government’s “overt attempts to exert political control over public speech.”

Shareholders have a right to know that as well!

CONCLUSION

Just as the First Amendment’s freedom of speech protections prohibit the government of the United States from directly suppressing speech it doesn’t like, the government is also prohibited from engaging private entities to act as its censors.

“It is axiomatic,” The Federalist quotes law professor Jonathan Turley, “that the government cannot do indirectly what it is prohibited from doing directly. If government officials are directing or facilitating such censorship, it raises serious First Amendment questions.”51

Yet the Biden administration has engaged in a well-documented, barely disguised campaign of such censorship by proxy. To do so it has enlisted major tech and telecom companies as its enforcers of speech suppression and de-platforming of social media sites and networks that disseminate viewpoints – whether on Covid and health care issues, military and foreign policy, political issues and election campaigns – that run counter to the administration’s preferred narratives.52

Worse still, the role of the tech and telecom companies has not been that of ‘victims’ of government coercion, but of collaborators in this censorship effort.

“This isn’t the government ‘bullying’ or coercing the tech companies to do what they want,” as Rachel Bovard makes clear. “It’s a partnership between the federal government and the world’s biggest speech platforms to control the public conversation.”53

Verizon has been fully complicit in this collaborative effort:

•Participating, with other major tech companies, in monthly meetings with the FBI and DHS prior to the 2020 presidential election to strategize ‘timely responses,’ to de-platforming and censorship requests;

51 Bovard, Rachel. “Big Tech Isn’t a Victim.

52 Ibid.

53 Ibid.

•Abruptly shutting down a test run of a Trump voter-contact program, potentially skewing the election in favor of the Biden campaign by jeopardizing Trump campaign fund-raising;

•Dropping One America News Network under pressure from Democrat members of the House Commerce Committee that oversees the agencies that regulate cable companies;

•Attempting to create its own media brand, which invested heavily in left-wing and pro-censorship sites.

Internally as well, Verizon acted in ways that seemed designed to stifle free speech and advance the woke agenda of the progressive left:

•Imposing a “Race and Social Justice” program that, rather than promote a free exchange of ideas and harmonious relations among a diverse workforce, divides employees according to race and intersectionality, into categories of “oppressed” and “oppressor.”

•Urging shareholders to elect Daniel Schulman to the Board of Directors, despite – or perhaps because of – Schulman’s overt leftist ideology and his record, as PayPal CEO, of aggressively de-banking individuals, companies, and organizations whose viewpoints conflict with his and the government’s preferred narratives.

•Citing, in its statement opposing this proposal, Verizon’s semi-annual Transparency Reports that obfuscate much more than they enlighten, and so actually highlight the need for the kind of truly transparent report called for in our proposal.

By conscripting major tech companies to act as its surrogate censors of social media, the U.S. government is compromising the integrity of these companies, including Verizon.

It is incumbent on Verizon, for the sake of its investors and employees, to safeguard its brand by upholding its corporate integrity against such manipulation by government.

Bu instead, Verizon not only acquiesces in its government-imposed role of censor, but actively embraces it, collaborating with government in the suppression of independent speech and ideas.

And now Verizon’s Board of Directors, hiding behind so-called transparency reports that reveal little, opposes our proposal to require truly transparent reporting – perhaps because such reporting would expose Verizon’s complicity in government censorship efforts.

For these reasons, we urge you to vote FOR Proposal No. 5 on the 2023 proxy ballot of Verizon Communications Inc.

Photo credits:

Page 3 – Jen Psaki, White House/Creative Commons

Page 5 – Verizon sign, Tobyotter/Creative Commons

Page 6 – Donald Trump, Gage Skidmore/Creative Commons

Page 8 – Critical race theory display, College.library/Creative Commons

Page 9 – Hans Vestberg, TechCrunch/Creative Commons

Page 10 – Dan Schulman, World Economic Forum/Creative Commons

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For questions regarding Proposal No. 5 (“Government requests to remove content”) for the Verizon Communications Inc. 2023 annual meeting, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.